Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150612

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 1 DATED MAY 14, 2010
TO THE PROSPECTUS DATED APRIL 23, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2010 relating to our offering of up to $1,100,000,000 in shares of our common stock.  The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering;

•	our joint venture investment and proposed property acquisition;

•	an update to the risk factors in our prospectus; and

•	changes to our management and the management of our advisor.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of our common stock on April 15, 2009. We are offering $1,000,000,000 shares of our common stock in our primary offering and $100,000,000 shares pursuant to our distribution reinvestment plan.  The terms of our public offering require us to deposit all subscription proceeds in escrow pursuant to the terms of our escrow agreement with UMB Bank, N.A., or our escrow agent, until the earlier of the date we receive subscriptions aggregating at least $2,000,000 or June 14, 2010. As of the date of this supplement, we have not raised the minimum offering amount of $2,000,000 and therefore have not yet commenced operations.  As of May 12, 2010, our escrow agent was holding in escrow subscriptions for an aggregate of 5,650 shares of our common stock, or $56,500. Our initial public offering will terminate on April 15, 2011, unless extended.

Our Joint Venture Investment and Proposed Property Acquisition

On April 30, 2010, in connection with our proposed acquisition of an indirect interest in a hotel property located at 6096 Barfield Road, Atlanta, Georgia, commonly known as the Residence Inn by Marriot Perimeter Center, or the Residence Inn property, we, directly and indirectly through our subsidiaries, entered into the transactions described below.

Joint Venture Investment

On April 30, 2010, Moody National Perimeter REIT JV Member, LLC, or the Company JV Member, a wholly-owned subsidiary of our operating partnership, and Moody National RI Perimeter TO, LLC, or the Moody JV Member, a limited liability company wholly owned by Brett C. Moody, our chairman and chief executive officer, entered into the limited liability company operating agreement of Moody National RI Perimeter JV, LLC, or the joint venture. As of April 30, 2010, the Moody JV Member had made initial capital contributions to the joint venture in the amount of $153,750 and the Company JV Member had made initial capital contributions to the joint venture in the amount of $461,250, representing a 25% and 75% membership interest in the joint venture, respectively.

The Company JV Member’s initial capital contribution to the joint venture was funded pursuant to a promissory note in favor of Moody JV Member in the aggregate principal amount of $461,250, or the promissory note. The entire principal amount of the promissory note and all accrued and unpaid interestthereon is due and payable in full on the date of the closing of the acquisition of the Residence Inn property, which closing will take place no later than May 31, 2010, which we refer to as the “maturity date.”  The unpaid principal amount of the promissory note bears interest at a rate of 1.25% per annum.  In the event that the entire principal amount of the promissory note and all accrued and unpaid interest thereon is not paid in full by the Company JV Member by the maturity date, the Company JV Member will transfer all of its membership interest in the joint venture to the Moody JV Member in exchange for the cancellation of the promissory note.

The limited liability company operating agreement of the joint venture provides that the Company JV Member will first receive a 10% per annum, cumulative, non-compounded return on its unreturned capital contributions from distributions of cash from operations.  Next, the Moody JV Member will receive a 10% per annum, cumulative, non-compounded return on its unreturned capital contributions from distributions of cash from operations, after which each member of the joint venture will receive distributions of cash from operations in accordance with its respective membership interests.  Upon a distribution of capital proceeds or a liquidation of the joint venture, the Company JV Member is first entitled to a return of capital plus a 10% per annum, cumulative, non-compounded return on its unreturned capital contributions.  Next, the Moody JV Member is entitled to a return of capital plus a 10% per annum, cumulative, non-compounded return on its unreturned capital contributions upon a distribution of capital proceeds or a liquidation of the joint venture, after which each member of the joint venture will receive such distributions in accordance with its respective membership interests.

Proposed Property Acquisition

On April 30, 2010, Moody National RI Perimeter Holding, LLC, a wholly-owned subsidiary of the joint venture, or RI Perimeter Holding, agreed to acquire fee simple title to the Residence Inn property by purchasing the interests in the Residence Inn property held by the property’s twenty-seven tenant-in-common owners, which we collectively refer to as the “seller,” for an aggregate purchase price of $7,350,000, including the assumption of $5,000,000 of indebtedness on the Residence Inn property, plus closing costs and transfer taxes. Pursuant to the purchase agreement by and between RI Perimeter Holding and seller, or the purchase agreement, RI Perimeter Holding will pay approximately $2,350,000 in cash, inclusive of a nonrefundable deposit payable to seller, as described below, to the seller on or before May 21, 2010, which date may be extended by the seller, in the seller’s sole discretion, up to May 31, 2010, which we refer to as the “closing date.” Prior to the date of the purchase agreement, RI Perimeter Holding made a nonrefundable payment in the amount of $100,000 to the seller and a nonrefundable payment in the amount of $10,000 to a third party for legal and consulting fees incurred by the seller. On or before the closing date, RI Perimeter Holding will also make an additional nonrefundable payment in the amount of $115,000 to a third party in payment for legal and consulting fees incurred by the seller. The purchase agreement also provides for a mutual release between RI Perimeter Holding and seller and their respective affiliates from any and all claims, including, among others, any claims relating to the operation or sale of the Residence Inn property.   The seller acquired the Residence Inn property pursuant to an offering of tenant-in-common interests sponsored by one of our affiliates and RI Perimeter Holding has agreed to purchase the Residence Inn property as described above in connection with the restructuring of the existing financing secured by the Residence Inn property.

The Residence Inn property is comprised of a 225,127 square foot (5.17 acre) parcel of land located near Interstate 285 and GA Highway 400, in the heart of the Perimeter Center business district near Atlanta, Georgia, or the perimeter submarket.  The Residence Inn property is an all suite hotel developed in 1987 with 128 rooms ranging from 500 square foot studios to 800 square foot bi-level, two bedroom penthouse suites. The Residence Inn property features a number of guest amenities, including a breakfast dining area, 734 square feet of meeting space, an outdoor pool and whirlpool, an exercise room and a business center.

The perimeter submarket is the largest office market in the southeastern United States with over 22 million square feet of office space. The Residence Inn property is located near the offices of a number of major employers in the perimeter submarket, including Hewlett Packard, Cox Enterprises, Children’s Healthcare of Atlanta and St. Joseph’s Hospital. Top corporate accounts at the Residence Inn property include Pantech Wireless, FDIC and Oracle, which occupied 1,528, 490 and 326 room nights respectively in 2009. The perimeter submarket is also in close proximity to the Perimeter Mall, one of the largest malls in the Atlanta area, and major attractions in downtown Atlanta, such as the Georgia Aquarium and the Coca Cola Museum.

The purchase price of the Residence Inn property will be funded by additional capital contributions to the joint venture from the Company JV Member and the Moody JV Member. On or before the closing date, the Company JV Member and the Moody JV Member intend to make additional capital contributions to the joint venture, which we refer to as “follow-on contributions,” in amounts sufficient to fund the cash purchase price and other fees and expenses incurred in connection with the acquisition of the of the Residence Inn property. Pursuant to the limited liability company operating agreement of the joint venture, in the event that the Company JV Member fails or is unable to make all or some of its follow-on contribution, the Moody JV Member may contribute the required funds owed by Company JV Member, in addition to the Moody JV Member’s follow-on contribution, and the Company JV Member’s and the Moody JV Member’s respective membership interests in the joint venture will be adjusted accordingly.

The Company JV Member’s payment of its follow-on contribution is contingent upon a number of factors, including (1) the sale of the minimum amount of $2,000,000 in shares of our common stock required to release offering proceeds from escrow in accordance with the terms of our initial public offering; (2) the sale of a sufficient number of shares of our common stock in our initial public offering to fund the Company JV Member’s follow-on contribution; and (3) the satisfaction of all conditions and consents relating to the acquisition of the Residence Inn property, including, without limitation, the final negotiation and agreement regarding the assumption by RI Perimeter Holding of the outstanding indebtedness on the Residence Inn property. In connection with the proposed assumption of the outstanding indebtedness on the Residence Inn property, RI Perimeter Holding has deposited the sum of $400,000 into an account held by Citicorp North America, Inc., the lender of the outstanding indebtedness on the Residence Inn property, in order to fund the completion of certain replacements, renovations, refurbishments, additions and similar work at the Residence Inn property when and as required by Residence Inn by Marriott LLC, the manager of the Residence Inn property, or Marriott.

In connection with the proposed acquisition of the Residence Inn property, we have formed a taxable REIT subsidiary, Moody National RI Perimeter MT, Inc., or the TRS, in which the Company JV Member owns 75% of the outstanding shares and Brett C. Moody owns 25% of the outstanding shares. Upon the closing of the acquisition of the Residence Inn property, Moody National RI Perimeter Master Tenant, LLC, a wholly-owned subsidiary of the TRS, or Master Tenant, and Moody National RI Perimeter MT, LLC, an affiliate of our sponsor, or Moody Perimeter MT, intend to enter into an assignment and assumption agreement pursuant to which Moody Perimeter MT will assign to Master Tenant all of its right, title and interest in and to the management agreement with respect to the Residence Inn property by and between Moody Perimeter MT and Marriott, and Master Tenant will assume the rights and obligations of Moody Perimeter MT with respect to the management agreement. In addition, upon the closing of the acquisition of the Residence Inn property, RI Perimeter Holding and Master Tenant intend to enter into an operating lease agreement pursuant to which RI Perimeter Holding will lease the Residence Inn property to the Master Tenant.

Update to Risk Factors

The risk factors on the front cover of our prospectus and in the "Prospectus Summary" section of our prospectus are hereby supplemented by adding the following:

•
Because the independent registered accounting firm that audited our financial statements has issued an opinion expressing substantial doubt as to whether we can continue as a going concern, we may have difficulty attracting investors, which could have an adverse effect on our ability to achieve our investment objectives.

The “Risk Factors” section of our prospectus is hereby revised by replacing the risk factor entitled, “Our cash distributions are not guaranteed, may fluctuate and may constitute a return of capital or taxable gain from the sale or exchange of property,” in its entirety with the following:

Our cash distributions are not guaranteed, may fluctuate and may constitute a return of capital or taxable gain from the sale or exchange of property.

The actual amount and timing of distributions will be determined by our board of directors and typically will depend upon the amount of funds available for distribution, which will depend on items such as current and projected cash requirements and tax considerations. As a result, our distribution rate and payment frequency may vary from time to time. Our long-term strategy is to fund the payment of monthly distributions to our stockholders entirely from our funds from operations. However, we can give no assurance as to when we will be able to pay distributions solely from funds from operations. During the early stages of our operations, we may need to borrow funds, request that our advisor, in its discretion, defer its receipt of fees and reimbursements of expenses or, to the extent necessary, utilize offering proceeds in order to make cash distributions. Accordingly, the amount of distributions paid at any given time may not reflect current cash flow from operations. Distributions payable to our stockholders may also include a return of capital, rather than a return on capital. We have not established a limit on the offering proceeds that may be used to fund distributions during the early stages of our offering. As such, to the extent that we use offering proceeds to fund distributions to our stockholders, we will have less funds available for investments and your overall return may be reduced. As of May 14, 2010, more than one year after we commenced this offering, we had not yet paid any distributions.

In the event that we are unable to consistently fund monthly distributions to our stockholders entirely from our funds from operations, the value of your shares upon a listing of our common stock, the sale of our assets or any other liquidity event may be reduced. Further, distributions generally will be taxable to all U.S. stockholders as ordinary income to the extent they are from our current or accumulated earnings and profits. If we make a distribution in excess of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, which will reduce the stockholder’s tax basis in its shares of common stock. The amount, if any, of each distribution in excess of a stockholder’s tax basis in its shares of common stock will be taxable as gain realized from the sale or exchange of property. For further information regarding the tax consequences in the event we make distributions other than from funds from operations, please see “Federal Income Tax Considerations–Taxation of Taxable U.S. Stockholders.” In addition, to the extent we make distributions to stockholders with sources other than funds from operations, the amount of cash that is distributed from such sources will limit the amount of investments in real estate assets that we can make, which will in turn negatively impact our ability to achieve our investment objectives and limit our ability to make future distributions.

The “Risk Factors” section of our prospectus is hereby revised by replacing the risk factor entitled, “Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions,” in its entirety with the following:

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We intend to operate in a manner designed to permit us to qualify as a REIT for federal income tax purposes commencing with the taxable year in which we satisfy the minimum offering requirements. Although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status, we have received the opinion of Alston & Bird LLP with respect to our qualification as a REIT. This opinion has been issued in connection with this offering and speaks only as of the date of the opinion. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or on any court. The opinion of Alston & Bird LLP represents only the view of our counsel based on our counsel’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. Alston & Bird LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Alston & Bird LLP and our qualification as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership, as we will. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments to pay the applicable corporate income tax. In addition, although we intend to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to recommend that we revoke our REIT election. As of May 14, 2010, more than one year after we commenced this offering, we had not yet elected to be taxed as a REIT.

We believe that our operating partnership will be treated for federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the Internal Revenue Service were successfully to determine that our operating partnership should properly be treated as a corporation, our operating partnership would be required to pay federal income tax at corporate rates on its net income, its partners would be treated as stockholders of our operating partnership and distributions to partners would constitute distributions that would not be deductible in computing our operating partnership’s taxable income. In addition, we could fail to qualify as a REIT, with the resulting consequences described above.

Changes to Our Management and the Management of Our Advisor

On May 13, 2010, W. Kyle Bebee, our Executive Vice President and a member of our board of directors, Adam S. Wilk, our Vice President and Real Estate Counsel, and Mary E. Smith, our Vice President, Securities Counsel and Secretary, resigned from their respective positions with us, effective as of May 13, 2010. Additionally, on the same date, Messrs. Bebee and Wilk and Ms. Smith resigned from their positions as our advisor’s Executive Vice President, Vice President and Real Estate Counsel and Vice President, Securities Counsel and Secretary, respectively, effective as of May 13, 2010.  Going forward, Mr. Bebee and Ms. Smith will continue to be employed by Moody National affiliates and will continue to assist in our management and day-to-day operations.

5